UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               DIRECT INSITE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   25457C 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Thomas C. Lund
                              7613 Bay Colony Drive
                                Naples, FL 34109
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 21, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP NO. 25457C 20 7                                               Page 2 of 5
---------------------- -------------------------------------------- ------------

  1     Name of Reporting Persons
        I.R.S. Identification No. of Above Persons (entities only)

                 Thomas C. Lunc
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                      (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                    PF

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                          Florida
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               688,232
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power                   0
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          688,232
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power              0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      688,232
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)              12.3%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------


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CUSIP NO. 25457C 20 7                                               Page 3 of 5
---------------------- -------------------------------------------- ------------


Item 1. Security and Issuer

     This Amendment Number 1, amends that certain statement on Schedule 13D filed by the Reporting Person on June 19, 2007 (the "Statement") and which relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Direct Insite Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 80 Orville Drive, Bohemia, New York 11716.

Item 2. Source and Amount of Funds or Other Consideration

     Item 2 of the Statement is amended to add the following:

     On June 21, 2007 and June 22, 2007, Mr. Lund acquired, through a brokerage account, as to which he and his wife, Carol A. Lund, are joint tenants, from personal funds held in the Trust, an aggregate of 80,652 shares of Common Stock in open market transactions for aggregate consideration of $186,022.80.

Item 4. Interest in Securities of the Issuer

Item 4(a) of the Statement is amended and restated in its entirety, as follows:

Mr. Lund (through the Trust and his individual retirement account) beneficially owns an aggregate of 688,232 shares, including 352,304 shares which may be acquired upon exercise of the Warrant. The shares of Common Stock owned by Mr. Lund and acquirable upon exercise of the Warrant constitute 12.3% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3. This information is based upon there being 5,253,384 shares of Common Stock outstanding as of May 10, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

Item 4(c) of the Statement is amended by adding the following:

Since the filing of the Statement, Mr. Lund has acquired the following shares, at the following per share prices, into his joint brokerage account with Ms. Lund, in open market transactions:

--------------- -------------- ----------------------- ------------------------
Date            Shares         Per share Price         Aggregate Price
--------------- -------------- ----------------------- ------------------------
6/21/07         1,000          $2.37                   $2,370.00
--------------- -------------- ----------------------- ------------------------
6/21/07         1,000          $2.35                   $2,350.00
--------------- -------------- ----------------------- ------------------------
6/21/07         1,000          $2.31                   $2,310.00
--------------- -------------- ----------------------- ------------------------
6/21/07         12,000         $2.29                   $27,480.00
--------------- -------------- ----------------------- ------------------------
6/21/07         500            $2.05                   $1,025.00
--------------- -------------- ----------------------- ------------------------
6/21/07         6,000          $2.00                   $12,000.00
--------------- -------------- ----------------------- ------------------------


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CUSIP NO. 25457C 20 7                                               Page 4 of 5
---------------------- -------------------------------------------- ------------


--------------- -------------- ----------------------- ------------------------
Date            Shares         Per share Price         Aggregate Price
--------------- -------------- ----------------------- ------------------------
6/21/07         11,000         $2.28                   $25,080.00
--------------- -------------- ----------------------- ------------------------
6/21/07         6,800          $2.27                   $15,436.00
--------------- -------------- ----------------------- ------------------------
6/21/07         1,700          $2.26                   $3,842.00
--------------- -------------- ----------------------- ------------------------
6/21/07         5,000          $2.25                   $11,250.00
--------------- -------------- ----------------------- ------------------------
6/21/07         200            $2.21                   $442.00
--------------- -------------- ----------------------- ------------------------
6/21/07         3,612          $2.20                   $7,946.40
--------------- -------------- ----------------------- ------------------------
6/21/07         4,500          $2.15                   $9,675.00
--------------- -------------- ----------------------- ------------------------
6/21/07         2,500          $2.10                   $5250.00
--------------- -------------- ----------------------- ------------------------
6/22/07         500            $2.53                   $1,265.00
--------------- -------------- ----------------------- ------------------------
6/22/07         10,000         $2.55                   $25,500.00
--------------- -------------- ----------------------- ------------------------
6/22/07         3,000          $2.54                   $7,260.00
--------------- -------------- ----------------------- ------------------------
6/22/07         240            $2.36                   $566.4
--------------- -------------- ----------------------- ------------------------
6/22/07         1,000          $2.21                   $2,210.00
--------------- -------------- ----------------------- ------------------------
6/22/07         3,000          $2.50                   $7,500.00
--------------- -------------- ----------------------- ------------------------
6/22/07         500            $2.47                   $1,235.00
--------------- -------------- ----------------------- ------------------------
6/22/07         4,600          $2.45                   $11,270.00
--------------- -------------- ----------------------- ------------------------
6/22/07         1,000          $2.40                   $2,400.00
--------------- -------------- ----------------------- ------------------------

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CUSIP NO. 25457C 20 7                                               Page 5 of 5
---------------------- -------------------------------------------- ------------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 2007


         /S/JOHN B. STORY, attorney in fact
     ---------------------------------------
        Thomas C. Lund by Power of Attorney
        granted to John B. Story